Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-145909
PROSPECTUS SUPPLEMENT NO. 2
to prospectus dated November 23, 2007, as amended April 17, 2008
2,926,922 Shares
of
Common Stock
CARRINGTON LABORATORIES, INC.
     The following information supplements the prospectus dated November 23, 2007, as amended April 17, 2008, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 2,926,922 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on May 1, 2008.
     The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated November 23, 2007, as amended April 17, 2008, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated November 23, 2007, as amended April 17, 2008.
     Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 3 of the prospectus dated November 23, 2007, as amended April 17, 2008.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 1, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2008

CARRINGTON LABORATORIES, INC.
 (Exact name of registrant as specified in its charter)

Texas	001-10862	75-1435663
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2001 Walnut Hill Lane Irving, Texas	75038
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 518-1300

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets.

As previously reported in the Company’s Form 8-K filing, dated February 29, 2008, Finca Sabila S.A., a subsidiary of Carrington Laboratories, Inc. (“Finca Sabila”), entered into an agreement (the “Agreement”) with Santa Luisa Catalana SLCAT, S.A. (the “Buyer”) granting the Buyer an option to purchase Finca Sabila’s Los Mangos farm (the “Property”), an unusued parcel of land separate from the Company’s main farm and operations, located in Liberia, Guanacaste, Costa Rica. On April 29, 2008, Finca Sabila completed the sale of the Property to the Buyer for $1,641,346, which was paid to the Company as follows:

•	$50,000 on March 5, 2008;

•	$450,000 on March 14, 2008; and

•	$1,141,346 on March 24, 2008.

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement.

To the extent required by Item 2.04 of Form 8-K, the information contained in Item 8.01 of this report is incorporated by reference in this Item 2.04.

Item 8.01 Other Events.

As previously reported in the Company’s Form 8-K filing, dated April 27, 2007, Carrington Laboratories, Inc. (the “Company”) entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”), on April 25, 2007, with the purchasers named therein (the “Purchasers”) in connection with the private placement (the “Private Placement”) of senior secured convertible debentures (the “Debentures”) and warrants to purchase the Company’s common stock (the “Common Stock”). The first tranche of the Private Placement in the amount of $4,378,741 funded on April 27, 2007 and the second tranche of $3,621,259 funded on August 27, 2007. In addition, as previously reported in the Company’s Form 8-K filing, dated February 29, 2008, the outstanding Debentures were amended by an Amendment Agreement, dated effective as of March 1, 2008 (and entered into on March 5, 2008), by and among the Company and the Purchasers.

In the Purchase Agreement, the Company covenanted that it would not and it would use its reasonable best efforts to cause its subsidiaries not to sell, lease, transfer or otherwise dispose of any of the properties or assets of Finca Sabila without the written consent of Purchasers holding more than 50% of the outstanding aggregate principal amount under the Debentures. The sale of the Property described in Item 2.01 of this report is a violation of such covenant made in the Purchase Agreement, which will constitute an “Event of Default” under the terms of the Debentures if such violation continues uncured until the earlier to occur of (i) 30 days after the date the Company becomes or should have become aware of such default, violation or breach or (ii) 10 days after the date on which notice of such default, violation or breach is first given to the Company by a Purchaser. As a consequence of the event of default and for so long as such event is continuing, the interest rates applicable to the Debentures will be increased to the default rate of 18% per annum.

Under the Company’s Debentures, the occurrence of an event of default entitles each holder of such Debentures to require the Company to pay to such holder 115% of the outstanding principal amount of such Debenture plus all accrued and unpaid interest on such Debenture. As of April 29, 2008 the aggregate principal and accrued interest under the Debentures amounted to approximately $6,838,000, which does not include possible additional amounts for unpaid interest at the default rate, attorneys’ fees and costs, costs of collection and other fees, charges and expenses that may be paid or incurred by the holders of the Debentures.

At this time, the Company has not received notice from any of the Debenture holders with respect to any Event of Default. The Company is negotiating with the holders of the Debentures to cure its defaults.

As previously reported in the Company’s Form 8-K filing, dated November 18, 2005, the Company entered into a Note and Warrant Purchase Agreement (the “Note Purchase Agreement”) with the purchasers named therein (the “Investors”), pursuant to which the Investors loaned a total of $5.0 million to the Company in exchange for promissory notes with a total principal balance of $5.0 million (the “Investor Notes”). In addition, as previously reported in the Company’s Form 8-K filing, dated December 20, 2005, the Company issued a promissory note in favor of Swiss-American Products, Inc. with an original principal balance of $400,000 (together with the Investor Notes, the “Notes”).

The Company’s breach or default in the performance of any agreement or instrument by which indebtedness in excess of $2,000,000 is issued, evidenced, governed, or secured, and where (1) such failure, breach or default results in the acceleration of such indebtedness, and (2) such indebtedness has not been discharged in full or such acceleration has not been stayed, rescinded or annulled within five Business Days of such acceleration constitutes an “Event of Default” under the Notes. Therefore, if the sale of the Property by the Company causes the Company to be in default under the Purchase Agreement or the Debentures and the indebtedness under the Debentures is accelerated (and not discharged within five days of such acceleration), then the Company will also be in default under the Notes.

The occurrence of an event of default under the Notes entitles the holder of each Note to declare all outstanding obligations under such Note immediately due and payable. As such, if the Company’s indebtedness under the Debentures is accelerated, then an event of default under the Notes may occur entitling the holder of the Notes to accelerate all indebtedness under the Notes. As of April 29, 2008 the aggregate principal and accrued interest under the Notes amounted to approximately $5,108,000, which does not include possible additional amounts for attorneys’ fees and costs, costs of collection and other fees, charges and expenses that may be paid or incurred by the holders of the Notes.

The Company is negotiating with the holders of the Notes to cure its defaults.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: May 1, 2008	By:	/s/ Carlton E. Turner

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer